Express, Inc.

1 Express Drive

Columbus, Ohio 43230

VIA EDGAR

December 22, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katherine Bagley

Re:	Express, Inc.

Registration Statement on Form S-3

File No. 333-253368

Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Express, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-3 (Registration No. 333-253368), together with all exhibits and amendments thereto (the “Registration Statement”).

The Registration Statement was declared effective by the Commission on April 14, 2021. The Registrant is requesting to withdraw the Registration Statement because it has elected not to pursue the sale of securities pursuant to the Registration Statement.

The Registrant confirms that no securities were sold, or will be sold, pursuant to the Registration Statement or the prospectus contained therein.

Please address any questions you may have to Robert M. Hayward, P.C. of Kirkland & Ellis LLP at (312) 862-2133, or, in his absence, Alexander M. Schwartz of Kirkland & Ellis LLP at (312) 862-2578.

Sincerely,

Express, Inc.

By:	/s/ Laurel Krueger
Name: Laurel Krueger
Title: Chief Legal Officer and Corporate Secretary

Enclosures

cc:	Katherine Bagley (Securities and Exchange Commission)

Laurel Krueger (Express, Inc.)

Raanan Lefkovitz (Express, Inc.)

Robert M. Hayward, P.C. (Kirkland & Ellis LLP)

Alexander M. Schwartz (Kirkland & Ellis LLP)